Exhibit 99.5

News Release

(For Immediate Dissemination)

Poly-Pacific Reports on Analysis of McAdoo Fibre

EDMONTON, ALBERTA, March 19, 2008 (Marketwire via COMTEX News Network) - - Poly-  Pacific International Inc. ("Poly-Pacific" or the "Company") (TSX VENTURE: PMB) (OTCBB:  PLYPF) (BERLIN: A0LGDN) (FRANKFURT: POZ) is pleased to announce the results of the  suspected waste nylon samples recovered from the McAdoo’s Lane Landfill Site (“McAdoo”),  located in Kingston, Ontario.

As  previously  announced  in  our  news  release  of  March  11,  2008,  we  were  very  encouraged  about our positive drilling results on the McAdoo Landfill Site. Six of the eight boreholes drilled  on  the  north  and  central  areas  of  the  site  contained  Nylon  close  to  the  surface,  extending  to  depths reaching ten metres. These results exceeded the Company’s expectations.

Test samples of nylon were recovered from the McAdoo Landfill during this successful drilling  program, which was conducted and supervised by XCG Consultants Ltd. between February 11  and February 13, 2008.

The submitted samples underwent analyses by Cambridge Materials Testing Ltd., an ISO 17025  Accredited  facility,  in  Ontario,  Canada  on  March  3,  2008  for  identification  of  the  polymer  material. The submitted samples underwent Infrared and Thermal Characterization analysis. The  samples were analyzed according to the specified test methods. The generated data showed all  samples are consistent with Polyamide (Nylon 6.6).

Nylon 6.6 is the most common commercial grade of nylon and is in high demand worldwide. It’s  longer  molecular  chain  and  denser  structure  qualifies  it  as  a  premium  nylon  fibre.  It  has  the  highest melting point (256° C) of all synthetic fibres, making it the most resistant to heat and  friction - enabling it to withstand excellent heat setting for twist retention.

Nylon 6.6 is a part of the second largest industry in the world – the polymer industry. Nylon is a  plastic that requires petroleum derivatives in its manufacturing process. As oil touches record  price levels, the enormous demand for nylon will also see its commodity price rise.

Poly-Pacific stands out as an innovator in the recycling of nylon. It is one of the first companies  in the world that can claim to be experts in reclamation. This leading position and experience  will show significant benefits in the future.

The  Company  is  also  pleased  to  announce  the  full  repayment  of  a  debenture  in  the  sum  of  $300,000.  As  announced  on  August  2,  2007,  the  proceeds  from  the  Debenture  were  used  to  satisfy  the  City  of  Kingston’s  request  of  a  $300,000  Letter  of  Credit.  The  full  amount  of  the  Letter  of  Credit  remains  in  place  with  the  City  of  Kingston,  to  allow  the  McAdoo  project  to  continue as planned.

Poly-Pacific is an innovator in eco-friendly solutions to Industrial Waste by-products. We are  actively and successfully pursuing the reclamation of industrial polymers throughout the world.  The  significance  and  importance  of  recycling  and  reclaiming  industrial  waste  has  become  an  important global issue. At Poly-Pacific, we are focused on benefiting our planet by exploring and  pursuing  new  environmentally  sound  methods  and  technologies  in  recycling,  while  creating  significant value for our shareholders as the leading company in the reclamation sector.

This release may contain forward looking statements within the  meaning of the "safe harbor"  provisions of US laws. These statements are based on management's current expectations and  beliefs and are subject to a number of risks and uncertainties that could cause actual results to  differ materially from those described in the forward looking statements. Poly-Pacific does not  assume any obligation to update any forward looking information contained in this news release.

For further information please contact Randy Hayward, President and Chief Executive Officer of Poly-  Pacific by telephone at (778) 786-1230 or by email at info@poly-pacific.com or by visiting our website:  at www.poly-pacific.com.